PRICING SUPPLEMENT No. G117 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 Dated October 26, 2017

Credit Suisse AG $363,000 Market-Linked Notes

Linked to the Performance of the S&P 500® Index due April 28, 2023

Investment Description

These Market-Linked Notes (the “Notes”) are senior, unsecured obligations of Credit Suisse AG, acting through one of its branches (“Credit Suisse” or the “Issuer”) linked to the performance of the S&P 500® Index (the “Underlying”). The Notes will rank pari passu with all of our other senior unsecured obligations. If the Underlying Return is greater than zero, Credit Suisse will pay the Principal Amount at maturity plus a return equal to the product of (i) the Principal Amount multiplied by (ii) the Underlying Return, up to the Maximum Gain of 50%. If the Underlying Return is equal to or less than zero, investors will receive the full Principal Amount of their investment. Credit Suisse will repay at least the full Principal Amount if you hold the Notes to maturity. These Notes are for investors who seek an equity index-based return and the potential to achieve exposure to any potential appreciation of the Underlying, subject to the Maximum Gain. Investing in the Notes involves significant risks. You will not receive interest or dividend payments during the term of the Notes. You may receive little or no return on your investment in the Notes. The repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due. If Credit Suisse were to default on its obligations, you may not receive any amounts owed to you under the Notes.

Features	Key Dates

❑       Participation in Positive Underlying Return Subject to the Maximum Gain — If the Underlying Return is greater than zero, Credit Suisse will pay the Principal Amount at maturity plus a return equal to the Underlying Return, up to the Maximum Gain.

❑       No Downside Market Exposure at Maturity —If you hold the Notes to maturity, Credit Suisse will repay at least your full Principal Amount, regardless of the performance of the Underlying.

Any payment on the Notes, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due.

Trade Date	October 26, 2017
Settlement Date	October 31, 2017
Final Valuation Date*	April 25, 2023
Maturity Date*	April 28, 2023

*	Subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. YOU MAY RECIEVE ONLY YOUR PRINCIPAL AMOUNT AT MATURITY AND YOU MAY NOT RECEIVE ANY RETURN ON THE NOTES. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF CREDIT SUISSE. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-3 OF ANY ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. THE NOTES WILL NOT BE LISTED ON ANY EXCHANGE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

Note Offering

This pricing supplement relates to Market-Linked Notes Linked to the Performance of the S&P 500® Index. The Initial Underlying Level and Maximum Gain are listed below. The Notes are offered at a minimum investment of 1 Note at $1,000 per Note (representing a $1,000 investment), and integral multiples of $1,000 in excess thereof.

Underlying	Initial Underlying Level	Maximum Gain	CUSIP	ISIN
S&P 500® Index	2560.40	50%	22550BMY6	US22550BMY64

Credit Suisse currently estimates the value of each $1,000 Principal Amount of the Notes on the Trade Date is $992.20 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the Notes (our “internal funding rate”)). See “Key Risks” in this pricing supplement.

See “Additional Information about Credit Suisse and the Notes” on page 2. The Notes will have the terms set forth in any accompanying product supplement, prospectus supplement and prospectus and this pricing supplement.

The Notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Note Offering	Price to Public		Underwriting Discount and Commissions(1)		Proceeds to Credit Suisse AG
	Total	Per Note	Total	Per Note	Total	Per Note
Market-Linked Notes Linked to the Performance of the S&P 500® Index due April 28, 2023	$363,000	$1,000	$0	$0	$363,000	$1,000

(1) The agents for this offering are Credit Suisse Securities (USA) LLC (“CSSU”), an affiliate of ours, and UBS Financial Services Inc. ("UBS"). CSSU expects to sell all of the Notes that it purchases from us to an unaffiliated dealer at a price of $1,000 per $1,000 Principal Amount of Notes, for further sale to certain fee-based advisory accounts for which UBS is an investment advisor at the price to public of $1,000 per $1,000 Principal Amount of Notes. CSSU and UBS will not receive a sales commission with respect to the Notes. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse	UBS Financial Services Inc.

Additional Information about Credit Suisse and the Notes

You should read this pricing supplement together with the underlying supplement dated June 30, 2017, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these Notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying Supplement dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000095010317006313/dp77765_424b2-undsupp.htm

♦	Product Supplement No. I–G dated October 4, 2017: https://www.sec.gov/Archives/edgar/data/1053092/000095010317009709/dp81337_424b2-psg.htm

♦	Prospectus Supplement and Prospectus dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

The Notes are senior, unsecured obligations of Credit Suisse and will rank pari passu with all of our other senior unsecured obligations.

In the event the terms of the Notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the Notes and the owner of any beneficial interest in the Notes, amend the Notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Key Risks” in this pricing supplement, “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the Notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the Notes.

Investor Suitability
The Notes may be suitable for you if:	The Notes may not be suitable for you if:

♦    You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦    You seek exposure to the upside performance of the Underlying, subject to the Maximum Gain.

♦    You can tolerate receiving only your Principal Amount at maturity if the Underlying remains unchanged or declines over the term of the Notes.

♦    You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦    You understand and accept that your potential return is limited by the Maximum Gain, and you are willing to invest in the Notes based on the Maximum Gain indicated on the cover hereof.

♦    You are willing to forgo any dividends paid on the equity securities included in the Underlying.

♦    You believe the Underlying will appreciate over the term of the Notes.

♦    You do not seek current income from your investment.

♦    You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦    You understand and accept the risks associated with the Underlying.

♦    You are willing to assume the credit risk of Credit Suisse for all payments under the Notes, and understand that the payment of any amount due on the Notes is subject to the credit risk of Credit Suisse.

♦    You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦    You seek an investment that has unlimited return potential without a cap on appreciation.

♦    You cannot tolerate the possibility of receiving only the Principal Amount if the Underlying remains unchanged or declines over the term of the Notes.

♦    You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦    You believe the Underlying will appreciate over the term of the Notes by a percentage that exceeds the Maximum Gain.

♦    You are unwilling to invest in the Notes based on the Maximum Gain indicated on the cover hereof.

♦    You prefer to receive the dividends paid on the equity securities included in the Underlying.

♦    You believe the Underlying will depreciate over the term of the Notes.

♦    You seek a current income from your investment.

♦    You prefer the lower risk, and, therefore, accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Credit Suisse or another issuer with a similar credit rating.

♦    You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.

♦    You do not understand or accept the risks associated with the Underlying.

♦    You are unwilling to assume the credit risk of Credit Suisse for all payments under the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this pricing supplement for risks related to an investment in the Notes. For more information on the Underlying, see “Historical Information” in this pricing supplement.

Indicative Terms
Issuer	Credit Suisse AG (“Credit Suisse”), acting through its Nassau branch.
Principal Amount	$1,000 per Note
Term	Approximately five years and six months. In the event that we make any change to the expected Settlement Date, the calculation agent may adjust the Final Valuation Date and Maturity Date to ensure that the stated term of the Notes remains the same.
Underlying	S&P 500® Index
Payment at Maturity (per Note)

If the Underlying Return is greater than zero, Credit Suisse will pay you a cash payment calculated as follows:

$1,000 + [$1,000 × the lesser of (i) Maximum Gain and (ii) Underlying Return]

If the Underlying Return is equal to or less than zero, Credit Suisse will pay a cash payment of:

$1,000 per Note

and you will not receive any return on your investment.

Any payment on the Notes, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due.

Maximum Gain:	50%, which corresponds to a maximum Payment at Maturity of $1,500 per Note.
Underlying Return	Final Underlying Level – Initial Underlying Level Initial Underlying Level
Initial Underlying Level	The Closing Level of the Underlying on the Trade Date, as specified on the cover of this pricing supplement.
Final Underlying Level	The Closing Level of the Underlying on the Final Valuation Date.
Closing Level	The Closing Level of the Underlying on any trading day will be the closing level of the Underlying on such trading day, as determined by the calculation agent by reference to (i) Bloomberg Financial Services (“Bloomberg”) or any successor reporting service, or (ii) if Bloomberg or such successor reporting service does not publish the closing level on such trading day, the index sponsor.
Final Valuation Date	April 25, 2023, subject to the market disruption event provisions set forth in any accompanying product supplement under “Description of the Securities—Market disruption events.”
Maturity Date	April 28, 2023, subject to the market disruption event provisions set forth in any accompanying product supplement under “Description of the Securities—Market disruption events.”
CUSIP / ISIN	22549D319 / US22549D3199

Investment Timeline

The Closing Level of the Underlying (Initial Underlying Level) is observed, and the Maximum Gain is set.

The Final Underlying Level and Underlying Return are determined on the Final Valuation Date.

If the Underlying Return is greater than zero, Credit Suisse will pay you a cash payment calculated as follows:

$1,000 + [$1,000 × the lesser of (i) Maximum Gain and (ii) Underlying Return]

If the Underlying Return is equal to or less than zero, Credit Suisse will pay you a cash payment per Note equal to $1,000 and you will not receive any return on your investment.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. The Notes do not pay interest. YOU MAY RECEIVE LITTLE OR NO RETURN ON YOUR INVESTMENT IN THE NOTES. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE ABILITY OF CREDIT SUISSE TO PAY ITS OBLIGATIONS AS THEY BECOME DUE. IF CREDIT SUISSE WERE TO DEFAULT ON ITS OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Supplemental Terms of the Notes

For purposes of the Notes offered by this pricing supplement, all references to each of the following defined terms used in any accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Initial Level	Initial Underlying Level
Final Level	Final Underlying Level
Valuation Date	Final Valuation Date

Key Risks

An investment in the offering of the Notes involves significant risks. Investing in the Notes is not equivalent to investing in the Underlying. Some of the risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes in the “Risk Factors” section of any accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The return on the Notes at maturity is linked to the performance of the Underlying and depends on whether, and the extent to which, the Underlying Return is positive or negative. If the Underlying Return is less than or equal to zero, you will receive only $1,000 per $1,000 Principal Amount of Notes. Accordingly, the return on your investment in the Notes may be zero and, therefore, less than the amount that would be paid on a conventional debt security of ours of comparable maturity. Moreover, if the Underlying does not appreciate sufficiently over the term of the Notes, the overall return on the Notes (the effective yield to maturity) may still be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a return, if any, based on the performance of the Underlying.

♦	The appreciation potential is limited — The appreciation potential of the Notes is limited by the Maximum Gain. Therefore, you will not benefit from any positive Underlying Return that exceeds the Maximum Gain. As a result, any increase in the Final Underlying Level over the Initial Underlying Level by more than the Maximum Gain will not further increase the return on the Notes.

♦	The Notes are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the Notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the Notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the Notes prior to maturity.

♦	The Notes do not pay interest — We will not pay interest on the Notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Payment at Maturity is based on the performance of the Underlying. Because the Payment at Maturity may be less than the amount originally invested in the Notes, the return on the Notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each Note may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

♦	The stated payout from the Issuer applies only if you hold the Notes to maturity — The value of the Notes prior to maturity may be less than the initial investment amount and substantially different than the amount expected at maturity. If you are able to sell your Notes prior to maturity in the secondary market, your return may be less than the Underlying Return and you may receive less than your initial investment amount even if the level of the Underlying is greater than Initial Underlying Level at that time. The stated payout on the Notes applies only if you hold the Notes to maturity.

♦	Hedging and trading activity — We or any of our affiliates may carry out hedging activities related to the Notes, including in instruments related to the Underlying. We or our affiliates may also trade instruments related to the Underlying from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity.

♦	The estimated value of the Notes on the Trade Date is less than the Price to Public — The initial estimated value of your Notes on the Trade Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the Notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the Notes and the cost of hedging our risks as issuer of the Notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the Notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the Notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the Notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the Notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the Notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the Notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

♦	Effect of interest rate used in structuring the Notes — The internal funding rate we use in structuring notes such as these Notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the Notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the Notes. We will also use our internal funding rate to determine the price of the Notes if we post a bid to repurchase your Notes in secondary market transactions. See “—Secondary Market Prices” below.

♦	Secondary market prices — If Credit Suisse (or an affiliate) bids for your Notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the Notes on the Trade Date. The estimated value of the Notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the Notes in the secondary market (if any exists) at any time. The secondary market price of your Notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your Notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the Notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your Notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your Notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your Notes may be lower than the price at which we may repurchase the Notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the Notes from you at a price that will exceed the then-current estimated value of the Notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The Notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your Notes to maturity.

♦	Credit Suisse is subject to Swiss regulation — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the Notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the Notes.

♦	Lack of liquidity — The Notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the Notes. If you have to sell your Notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

♦	Potential conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent, hedging our obligations under the Notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. Further, hedging activities may adversely affect any payment on or the value of the Notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you.

♦	Unpredictable economic and market factors will affect the value of the Notes — The payout on the Notes can be replicated using a combination of the components described in “The estimated value of the Notes on the Trade Date is less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the Notes at issuance and the value of the Notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o	the expected and actual volatility of the Underlying;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	geopolitical conditions economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the levels of the Underlying; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your Notes prior to maturity, and such price could be less than your initial investment and significantly different than the amount expected at maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

♦	No ownership rights relating to the Underlying — Your return on the Notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying. The return on your investment is not the same as the total return you would receive based on the purchase of the equity securities that comprise the Underlying.

♦	No dividend payments or voting rights — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlyings. Further, the performance of the Underlying will not include these dividends or distributions and does not contain a "total return" feature.

♦	The U.S. federal income tax consequences of the Notes are not certain — There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of instruments with terms that are substantially the same as those of the Notes. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the Notes, and the tax treatment described under “Material U.S. Federal Income Tax Considerations” is not binding on the IRS or any court. Thus, the U.S. federal income tax consequences of the Notes are not certain.

♦

Hypothetical Examples of How the Notes Might Perform

The examples and table below illustrate Payments at Maturity for a hypothetical offering of the Notes under various scenarios, with the assumptions set forth below. Numbers in the examples and table below have been rounded for ease of analysis. You should not take these examples or the table below as an indication or assurance of the expected performance of the Underlying. You should consider carefully whether the Notes are suitable to your investment goals. Any payment on the Notes is subject to our ability to pay our obligations as they become due.

Principal Amount:	$1,000
Term:	Five years and six months
Maximum Gain:	50%

Example 1— The level of the Underlying increases by 60% from the Initial Underlying Level to the Final Underlying Level. Because the Underlying Return is greater than the Maximum Gain of 50%, Credit Suisse would pay you the Principal Amount plus a return equal to the Maximum Gain of 50%, resulting in a Payment at Maturity of $1,500 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × the lesser of (i) Maximum Gain and (ii) Underlying Return]

$1,000 + ($1,000 × the lesser of (i) 50% and (ii) 60%)

$1,000 + ($1,000 × 50%)

$1,000 + $500 = $1,500

Example 2— The level of the Underlying increases by 10% from the Initial Underlying Level to the Final Underlying Level. Because the Underlying Return is positive and less than the Maximum Gain of 50%, Credit Suisse would pay you the Principal Amount plus a return equal to the Underlying Return, resulting in a Payment at Maturity of $1,100 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × the lesser of (i) Maximum Gain and (ii) Underlying Return]

$1,000 + ($1,000 × the lesser of (i) 50% and (ii) 10%)

$1,000 + ($1,000 × 10%)

$1,000 + $100 = $1,100

Example 3— The level of the Underlying decreases by 60% from the Initial Underlying Level to the Final Underlying Level. Because the Underlying Return is less than or equal to zero, you would receive $1,000 for each $1,000 Principal Amount of Notes.

Hypothetical Payment at Maturity (per Note).

The table below illustrates, for a $1,000 investment in the Notes, hypothetical Payments at Maturity for a hypothetical range of Underlying Returns. The hypothetical Payments at Maturity set forth below are for illustrative purposes only. The actual Payment at Maturity applicable to a purchaser of the Notes will depend on the Final Underlying Level. You should consider carefully whether the Notes are suitable to your investment goals. Any payment on the Notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the table below have been rounded for ease of analysis.

Underlying Return	Return on the Notes	Payment at Maturity (per Note)
100%	50%	$1,500
90%	50%	$1,500
80%	50%	$1,500
70%	50%	$1,500
60%	50%	$1,500
50%	50%	$1,500
40%	40%	$1,400
30%	30%	$1,300
20%	20%	$1,200
10%	10%	$1,100
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−40%	0%	$1,000
−50%	0%	$1,000
−60%	0%	$1,000
−70%	0%	$1,000
−80%	0%	$1,000
−90%	0%	$1,000
−100%	0%	$1,000

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the notes that may be relevant to holders of the notes that acquire their notes from us as part of the original issuance of the notes. This discussion applies only to holders that hold their notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), and who purchase the notes at the “issue price” of the notes (as described below). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the notes as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction,

•	a person whose functional currency is not the U.S. dollar, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the notes, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the notes

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of the notes or instruments with terms that are substantially the same as those of your notes. We cannot assure you that the IRS or any court will agree with the tax treatment described below. Possible alternative characterizations and risks to investors of such characterizations are discussed below.

Due to the terms of the notes and the uncertainty of the tax law with respect to the characterization of the notes, our special tax counsel, Orrick, Herrington & Sutcliffe LLP, believes that it is reasonable to treat the notes, for U.S. federal income tax purposes, as indebtedness that is subject to the regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below but is unable to opine that this characterization is more likely than not to be upheld. In the absence of an administrative or judicial ruling to the contrary, we intend to treat the notes and, by acceptance of the notes, you agree to treat the notes for all tax purposes in accordance with such characterization and the balance of this discussion assumes that the notes will be so treated.

Alternative Characterizations of the notes

You should be aware that the characterization of the notes as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below. For example, the IRS could assert that the notes constitute a forward contract. In such case, gain or loss would be recognized at maturity. It is also possible the IRS could seek to characterize your notes as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. Generally, the notes are not, and we do not expect that the notes will be, listed on a securities exchange. In the event the notes are listed on a securities exchange and the IRS seeks to characterize your notes as options, the notes would be characterized as Code section 1256 contracts. In such case, the notes would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. Alternatively, the IRS could seek to bifurcate your notes into separate components, with each note comprising a debt instrument and an option. In such case, a holder would recognize interest income on the debt instrument and capital gain or loss upon settlement of the option. If the notes are not characterized as debt by the IRS and the underlying includes an interest in an exchange traded fund, the IRS might assert that the notes constitute a “constructive ownership transaction,” in which case, under Code section 1260, all or a portion of your gain, if any, from the notes would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of notes that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding notes, you should consult your tax advisor regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the notes.

As noted above, we will treat the notes as debt instruments that are subject to the Contingent Debt Regulations. Under the Contingent Debt Regulations, actual cash payments on the notes, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:

•          require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

•          require you to accrue original issue discount at the comparable yield (as described below); and

•          generally result in ordinary rather than capital treatment of any gain and to some extent loss, on the sale, exchange, repurchase, or redemption of the notes.

A U.S. Holder will be required to accrue an amount of original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals:

•          the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•          divided by the number of days in the accrual period; and

•          multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

The “issue price” of a note will be the first price at which a substantial amount of the notes is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note will be its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the amount of any noncontingent payment and the projected amounts of any payments previously made with respect to the notes.

Under the Contingent Debt Regulations, a U.S. Holder will be required to include original issue discount in income each year, regardless of such holder’s usual method of tax accounting, based on the comparable yield of the notes. We will determine the comparable yield of the notes based on the rate, as of the initial issue date, at which we would issue a fixed rate debt instrument with no contingent payments but with terms and conditions similar to the notes. We are required to furnish holders the comparable yield and, solely for tax purposes, a projected payment schedule that estimates the amount and timing of contingent interest payments. For purposes of this determination—and only for purposes of this determination, which is required for U.S. federal income tax purposes—we have assumed that the notes will not be called and will be held until the maturity date.

The pricing supplement may include information regarding the comparable yield and projected payment schedule, or U.S. Holders can obtain this information by contacting Credit Suisse Tax Department, One Madison Avenue, Fourth Floor, New York, New York, 10010.

If the actual contingent payment received differs from the projected payment, adjustments will be made for the difference. If such payment exceeds the projected payment, a U.S. Holder will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. If, however, such payment is less than the amount of the projected payment, the U.S. Holder will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will:

•	first, reduce the amount of original issue discount required to be accrued in the current year;

•	second, to the extent such adjustment exceeds the amount of original issue discount accrued in the current year, be treated as ordinary loss to the extent of the U.S. Holder’s total prior original issue discount inclusions with respect to the notes; and

•	third, to the extent such adjustment exceeds the amount of original issue discount accrued in the current year and the total prior original issue discount inclusions with respect to the notes, reduce the amount realized on a sale, exchange, or redemption of the notes.

A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under Code section 67.

Upon the sale or other taxable disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between such holder’s amount realized and the holder’s adjusted tax basis in the note. Any gain on a note generally will be treated as ordinary income. Loss from the disposition of a note will be treated as ordinary loss to the extent of the U.S. Holder’s prior net original issue discount inclusions with respect to the notes. Any loss in excess of that amount will be treated as capital loss, which generally will be long-term if the notes were held for more than one year. The deductibility of net capital losses by individuals and corporations are subject to limitations.

Special rules apply in determining the tax basis of a note. A U.S. Holder’s adjusted tax basis in a note is generally such holder’s original purchase price for the note increased by original issue discount (before taking into account any adjustments) such holder previously accrued on the notes and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made to such holder (without regard to the actual amount paid).

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. Holder’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the notes) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the notes and any gain on sale or other taxable disposition of the notes will be subject to the Medicare Tax. If you are an individual, estate, or trust, you should consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the notes.

Notes Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and regulations thereunder, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to it, a financial institution may be required to report information to the IRS regarding the holders of the notes. In the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the notes directly or indirectly through such non-compliant foreign financial institutions, a payor may be required to withhold on a portion of payments under the notes. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. If payments on the notes are determined to be from sources within the United States, such payments will be treated as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a U.S.-owned foreign entity and the identity of any substantial U.S. owners of such entity. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) with respect to foreign passthru payments, any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is executed on or prior to the date that is six months after the date on which final regulations defining foreign passthru payments are published (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is executed on or prior to the date that is six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your notes through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or note issued by a person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Pursuant to the regulations and subject to certain exceptions, “specified domestic entities” are domestic corporations, domestic partnerships, or certain trusts that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain corporations and partnerships, which are closely held by a specified individual and that meet passive income or passive asset tests, and, with certain exceptions, domestic trusts that have one or more specified individuals or specified domestic entities as a current beneficiary.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder or a specified domestic entity. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and the related statute of limitations tolling provision.

Non-U.S. Holders Generally

Except as provided under “Notes Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payments made to a holder of the notes that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its notes will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the notes by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the notes should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax at a rate of 30%. A “dividend equivalent” payment is defined under the Code as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).

Regulations provide that a dividend equivalent is any payment that references the payment or deemed payment of (i) a dividend from an underlying security pursuant to a securities lending or sale-repurchase transaction, (ii) a dividend from an underlying security pursuant to a specified NPC, (iii) a dividend from an underlying security pursuant to a specified equity-linked instrument (a “specified ELI”), and (iv) any other substantially similar payment. The regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security. An underlying security is any interest in an entity if a payment with respect to that interest could give rise to a U.S. source dividend pursuant to Treasury regulation section 1.861-3. An NPC is a notional principal contract as defined in Treasury regulation section 1.446-3(c). An equity-linked instrument (“ELI”) is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) that references the value of one or more underlying securities, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. A “section 871(m) transaction” is any securities lending or sale-repurchase transaction, specified NPC, or specified ELI.

Pursuant to the regulations and Notice 2017-42, for any payment made on or after January 1, 2017 with respect to any transaction issued on or after January 1, 2017, any NPC or ELI that has a delta of one with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively. For any payment made on or after January 1, 2019 with respect to any transaction issued on or after January 1, 2019, (a) a “simple” NPC or “simple” ELI that has a delta of 0.8 or greater with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively, and (b) a “complex” NPC or “complex” ELI that meets a substantial equivalence test with respect to an underlying security at the time of issuance is a specified NPC or specified ELI, respectively.

Certain events could cause previously issued notes to be deemed to be issued as new notes for purposes of the effective dates provided in the regulations. For example, it is possible that the IRS could assert that a reconstitution or rebalancing of the Underlying is a significant modification of the notes due to an exercise of discretion with respect to such reconstitution or rebalancing and, therefore, a deemed issuance of the notes upon the occurrence of such event. It is also possible that U.S. withholding tax could apply to the notes under these rules if a Non-U.S. Holder enters, or has entered, into certain other transactions in respect of the underlying equity or the notes. A Non-U.S. Holder that enters, or has entered, into other transactions in respect of the Underlying or the notes should consult its own tax advisor regarding the application of Code section 871(m) to its notes in the context of its other transactions.

Withholding on payments will be based on actual dividends or, if otherwise notified by us in accordance with applicable regulations, on estimated dividends used in pricing the note. If an adjustment is made for the actual dividends, then the true-up payment (in addition to the estimated dividend) is added to the per-share dividend amount. If a transaction is a section 871(m) transaction, information regarding the amount of each dividend equivalent, the delta of the potential 871(m) transaction, the amount of any tax withheld and deposited, the estimated dividend amount and any other information necessary to apply the regulations will be provided, communicated, or made available to Non-U.S. Holders in a manner permitted by the applicable regulations.

In accordance with the regulations and Notice 2017-42, U.S. tax will be withheld on any portion of a payment or deemed payment (including, if appropriate, the payment of the purchase price) that is a dividend equivalent with respect to any note issued (or deemed issued) on or after January 1, 2017 and prior to January 1, 2019 that has a delta of one unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes (exclusive of any other transactions that may be combined with the note as discussed herein) should not be treated as “delta-one transactions” with respect to an underlying security within the meaning of the regulations and, as a result, we do not intend to treat the notes as section 871(m) transactions. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. These regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these regulations and whether payments or deemed payments on the notes constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Potential Changes to the Tax Rules for Financial Instruments

Members of Congress have from time to time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the notes). These or other potential changes in law could adversely affect the tax treatment of the notes and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

Backup Withholding and Information Reporting

A holder of the notes (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the notes may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the Closing Levels of the Underlying from January 2, 2008 through October 26, 2017. The Closing Level of the S&P 500® Index on October 26, 2017 was 2560.40. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the Notes. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.

For additional information about the S&P 500® Index, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement. In addition, as of July 31, 2017, the Notes of companies with multiple shares class structures are no longer eligible to be added to the S&P 500® Index, but securities already included in the S&P 500® Index have been grandfathered and are not affected by this change. The change also does not affect any new public company spun off from a current constituent of the S&P 500® Index.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the Notes may be used in connection with hedging our obligations under the Notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the Notes could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the Notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Supplemental Plan of Distribution (Conflicts of Interest)

The agents for this offering are CSSU and UBS. CSSU expects to sell all of the Notes that it purchases from us to an unaffiliated dealer at a price of $1,000 per $1,000 Principal Amount of Notes, for further sale to certain fee-based advisory accounts for which UBS is an investment advisor at the Price to Public of $1,000 per $1,000 Principal Amount of Notes. CSSU and UBS will not receive a sales commission with respect to the Notes. Investors that purchase and hold the Notes in fee-based advisory accounts will pay advisory fees to UBS based on the amount of assets held in those accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the Notes against payment for the Notes on the Settlement Date indicated herein, which may be a date that is greater or less than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the Notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the Notes offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such Notes will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the Notes. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated July 31, 2017 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on July 31, 2017. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the Notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated July 31, 2017, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on July 31, 2017. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Exhibit A

Credit Suisse, Nassau Branch

$363,000 Market-Linked Notes Linked to the Performance of the S&P 500® Index due April 28, 2023

Projected Payment Schedule ("Tax Schedule")*

Principal Amount: $363,000

Payment	Beginning	Accrual	Projected	Ending	Original Issue	Original Issue
Dates	Adjusted Issue		Payment	Adjusted Issue	Discount	Discount
	Price			Price		(Daily)
28-Apr-18	$363,000.00	$4,117.09	$0.00	$367,117.09	$4,117.09	$23.13
28-Oct-18	$367,117.09	$4,210.83	$0.00	$371,327.92	$4,210.83	$23.39
28-Apr-19	$371,327.92	$4,259.13	$0.00	$375,587.05	$4,259.13	$23.66
28-Oct-19	$375,587.05	$4,307.98	$0.00	$379,895.03	$4,307.98	$23.93
28-Apr-20	$379,895.03	$4,357.40	$0.00	$384,252.43	$4,357.40	$24.21
28-Oct-20	$384,252.43	$4,407.38	$0.00	$388,659.81	$4,407.38	$24.49
28-Apr-21	$388,659.81	$4,457.93	$0.00	$393,117.73	$4,457.93	$24.77
28-Oct-21	$393,117.73	$4,509.06	$0.00	$397,626.79	$4,509.06	$25.05
28-Apr-22	$397,626.79	$4,560.78	$0.00	$402,187.57	$4,560.78	$25.34
28-Oct-22	$402,187.57	$4,613.09	$0.00	$406,800.66	$4,613.09	$25.63
28-Apr-23	$406,800.66	$4,666.00	$411,466.67	$0.00	$4,666.00	$25.92

Principal Amount: $1,000

Payment	Beginning	Accrual	Projected	Ending	Original Issue	Original Issue
Dates	Adjusted Issue		Payment	Adjusted Issue	Discount	Discount
	Price			Price		(Daily)
28-Apr-18	$1,000.00	$11.34	$0.00	$1,011.34	$11.34	0.063718
28-Oct-18	$1,011.34	$11.60	$0.00	$1,022.94	$11.60	0.064445
28-Apr-19	$1,022.94	$11.73	$0.00	$1,034.68	$11.73	0.065184
28-Oct-19	$1,034.68	$11.87	$0.00	$1,046.54	$11.87	0.065932
28-Apr-20	$1,046.54	$12.00	$0.00	$1,058.55	$12.00	0.066688
28-Oct-20	$1,058.55	$12.14	$0.00	$1,070.69	$12.14	0.067453
28-Apr-21	$1,070.69	$12.28	$0.00	$1,082.97	$12.28	0.068227
28-Oct-21	$1,082.97	$12.42	$0.00	$1,095.39	$12.42	0.069009
28-Apr-22	$1,095.39	$12.56	$0.00	$1,107.95	$12.56	0.069801
28-Oct-22	$1,107.95	$12.71	$0.00	$1,120.66	$12.71	0.070601
28-Apr-23	$1,120.66	$12.85	$1,133.52	$0.00	$12.85	0.071411

*The Tax Schedule is a hypothetical schedule derived using certain baseline assumptions and applying a Comparable Yield of 2.294 % per annum. Assumptions regarding future events are inherently uncertain. Actual payments may vary materially from the hypothetical payment schedule due to a number of factors. Additional information regarding assumptions is available upon request. See the Pricing Supplement for additional information.